Exhibit 99.1

TDCX reports strong revenue growth for Q3 2022;

reiterates 2022 guidance

Singapore, November 22, 2022 – TDCX Inc. (NYSE: TDCX) (“TDCX” or the “Company”), an award-winning digital customer experience (CX) solutions provider for technology and blue-chip companies, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial Highlights

•	Total revenue of US$120.5 million, up 16.1% year-on-year

•	Profit for the period was US$21.6 million, up 2.3% year-on-year

•	Adjusted Net Income[4], which excludes the impact of share-based compensation for a like-for-like comparison, was US$24.2 million, up 15.0% year-on-year

•	Year-to-date Net Cash from Operating Activities of US$90.8 million, up 53.1% year-on-year

Mr. Laurent Junique, Chief Executive Officer and Founder of TDCX, said, “We rounded off this quarter with a strong set of results, fueled by our solid execution capabilities. Our global expansion plans continue unabated with the addition of two new campuses, one in Iloilo, Philippines and another in Istanbul, Türkiye. This brings us to a total of 27 campuses globally as we continue building our network. We also see greater contribution from our four newer geographies, namely Colombia, India, Romania and South Korea, making up close to 10 per cent of the year-on-year growth in revenue for Q3 2022 against Q3 2021.

“This quarter, we are proud to have had our industry-leading practices recognized. We were named a leader by global technology research and advisory firm, ISG, in their ISG Provider Lens™ Contact Center – Customer Experience Services Singapore/Malaysia 2022 report. The report acknowledged our capabilities, positioning us at the top of the quadrant.

“On the ESG front, we deepened our commitment to bringing positive transformation to the community with the launch of the TDCX Foundation. Through the Foundation, we will be able to help drive greater social impact for disadvantaged communities.”

(US$ million, except for %)[2]	Q3 2021	Q3 2022	% Change
Revenue	103.8	120.5	+16.1%
Profit for the period	21.1	21.6	+2.3%
Adjusted Net Income[4]	21.1	24.2	+15.0%
Adjusted EBITDA[1,3]	36.9	38.3	+3.9%
Adjusted EBITDA Margins[1,3] (%)	35.5%	31.8%

Business Highlights

Strong Client Additions

•	Signed up 31 new logos since the start of the year, 55% higher than the 20 logos for the same period in 2021

•	72 clients with campaigns that have been launched as of September 30, 2022, a 50% increase as compared with 48 launched clients as of September 30, 2021

•	Revenue contribution from new economy[5] clients stood at 93% for 9M 2022

ESG Efforts

•	Launched the TDCX Foundation as part of our commitment to support disadvantaged communities

•	Supported the launch of Google Cloud’s Point Carbon Zero Program to catalyze the incubation and adoption of climate fintech solutions in Asia over the next three years

•	Recognized as one of the Circle of Excellence Awardees for the Sustainability Company of the Year at the Asia CEO Awards 2022

Full Year 2022 Outlook Reiterated at the Mid-point; Range Narrowed

For the full year 2022, TDCX expects its financial results to be:

2022 Outlook
Revenue (in millions)	S$655m - S$670m6 (Midpoint unchanged at $662.5m; Range narrowed from S$650m - S$675m)
Revenue growth (YoY)	Range: 18.0% - 20.7% (Midpoint unchanged at 19.3%; Range narrowed from 17.1% - 21.6%)
Adjusted EBITDA margin[1,3]	Approximately 30.0% - 32.0% (unchanged)

[1]

Adjusted EBITDA or Adjusted EBITDA margins are supplemental non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS (see “Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures” in the Form 6-K or presentation slides for more details).

[2]	FX rate of US$1 = S$1.4340, being the approximate rate in effect as of September 30, 2022, assumed in converting financials from SG dollar to US dollar.
[3]

Adjusted EBITDA represents profit for the period before interest expense, interest income, income tax expense, depreciation expense and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue.

[4]

“Adjusted Net Income” represents profit for the period before equity-settled share-based payment expense incurred in connection with our Performance Share Plan, net of any tax impact of such adjustments. “Adjusted Net Income margin” represents Adjusted Net Income as a percentage of revenue.

[5]	“New economy” refers to high growth industries that are on the cutting edge of digital technology and are the driving forces of economic growth.
[6]

Using the FX rate of US$1 = S$1.4340, being the approximate rate in effect as of Sep 30, 2022, this equates to US$457m to US$467m. Using the FX rate of US$1 = US$1.3918, being the approximate rate in effect as of Jun 30, 2022, this equates to US$471m to US$481m.

Webcast and Conference Call Information

The TDCX senior management will host a conference call to discuss the third quarter 2022 unaudited financial results.

A live webcast of this conference call will be available on TDCX’s website. Access information on the conference call and webcast is as follows:

Date and time:	November 22, 2022, 7:30 AM (U.S. Eastern Time)
November 22, 2022, 8:30 PM (Singapore / Hong Kong Time)

Webcast link:	https://events.q4inc.com/earnings/TDCX/Q3-2022

Dial in numbers:	USA Toll Free: +1 855 9796 654 United States (Local): +1 646 664 1960

Singapore: +65 3163 4602 Hong Kong: +852 580 33 413

UK Toll Free +44 0800 640 6441 All other locations: +44 20 3936 2999

Participant Access Code:	501559

A replay of the conference call will be available at TDCX’s investor relations website (investors.tdcx.com). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / Analysts: Jason Lim

lim.jason@tdcx.com

Media: Eunice Seow

eunice.seow@tdcx.com

About TDCX INC.

Singapore-headquartered TDCX provides transformative digital CX solutions, enabling world-leading and disruptive brands to acquire new customers, to build customer loyalty and to protect their online communities.

TDCX helps clients achieve their customer experience aspirations by harnessing technology, human intelligence and its global footprint. It serves clients in fintech, gaming, technology, home sharing and travel, digital advertising and social media, streaming and e-commerce. TDCX’s expertise and strong footprint in Asia has made it a trusted partner for clients, particularly high-growth, new economy companies, looking to tap the region’s growth potential.

TDCX’s commitment to delivering positive outcomes for our clients extends to its role as a responsible corporate citizen. Its Corporate Social Responsibility program focuses on positively transforming the lives of its people, its communities and the environment.

TDCX employs more than 17,400 employees across 27 campuses globally, specifically Singapore, Malaysia, Thailand, Philippines, Mainland China, Hong Kong, South Korea, Japan, India, Romania, Spain, Colombia and Türkiye. For more information, please visit www.tdcx.com.

Convenience Translation

The Company’s financial information is stated in Singapore dollars, the legal currency of Singapore. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this press release were made at a rate of S$1.4340 to US$1.00, the approximate rate in effect as of September 30, 2022. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rate stated herein, or at all.

Non-IFRS Financial Measure

To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measure to help evaluate our operating performance:

“EBITDA” represents profit for the period before interest expense, interest income, income tax expense and depreciation expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the period before interest expense, interest income, income tax expense, depreciation expense and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue. We believe that EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin helps us to identify underlying trends in our operating results, enhancing our understanding of past performance and future prospects.

“Adjusted Net Income” represents profit for the period before equity-settled share-based payment expense incurred in connection with our Performance Share Plan, net of any tax impact of such adjustments. “Adjusted Net Income margin” represents Adjusted Net Income as a percentage of revenue.

The above non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or construed as an alternative to revenue, net income, or any other measure of performance or as an indicator of our operating performance. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies because other companies may calculate similarly titled measures differently. For more information on the non-IFRS financial measures, please see the form 6-K section captioned “Non-IFRS Financial Measures” or the presentation slides.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “predicts,” “intends,” “trends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Among other things, the outlook for the full year, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the performance of TDCX’s largest clients; the successful implementation of its business strategy; its ability to compete effectively; its ability to maintain its pricing, control costs or continue to grow its business; the effects of the novel coronavirus (COVID-19) on its business; the continued service of its founder and certain of its key employees and management; its ability to attract and retain enough highly trained employees; its exposure to various risks in Southeast Asia; its contractual relationship with key clients; clients and prospective clients’ spending on omnichannel CX solutions; its spending on employee salaries and benefits expenses; and its involvement in any disputes, legal, regulatory, and other proceedings arising out of its business operations. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the three months ended September 30,
	2022		2021
	US$’000	S$’000	S$’000
Revenue	120,481	172,770	148,798
Employee benefits expense	(78,330)	(112,325)	(86,583)
Depreciation expense	(7,118)	(10,207)	(10,409)
Rental and maintenance expense	(1,847)	(2,648)	(2,063)
Recruitment expense	(3,105)	(4,452)	(3,029)
Transport and travelling expense	(269)	(386)	(452)
Telecommunication and technology expense	(2,148)	(3,080)	(2,413)
Interest expense	(299)	(429)	(2,703)
Other operating expense	(3,898)	(5,590)	(3,972)
Share of profit from an associate	43	61	35
Interest income	860	1,233	119
Other operating income	4,725	6,775	2,558

Profit before income tax	29,095	41,722	39,886
Income tax expenses	(7,531)	(10,799)	(9,653)

Profit for the period	21,564	30,923	30,233
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(4,797)	(6,880)	(2,523)

Total comprehensive income for the period	16,767	24,043	27,710

Profit attributable to:
- Owners of TDCX Inc.	21,563	30,922	30,232
- Non-controlling interests	1	1	1

	21,564	30,923	30,233

Total comprehensive income attributable to:
- Owners of TDCX Inc.	16,766	24,042	27,709
- Non-controlling interests	1	1	1

	16,767	24,043	27,710

Basic earnings per share (in US$ or S$) (1)	0.14	0.21	0.24
Diluted earnings per share (in US$ or S$) (1)	0.14	0.21	0.24

(1)	Basic and diluted earnings per share

	For the three months ended September 30,
	2022	2021
Weighted average number of ordinary shares for the purposes of basic earnings per share	144,943,516	123,500,000
Weighted average number of ordinary shares for the purposes of diluted earnings per share	144,943,516	123,500,000

The translation of Singapore Dollar amounts into United States Dollar amounts (“USD”) for the unaudited condensed interim consolidated statement of profit or loss and other comprehensive income above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.4340 to US$1.00, the approximate rate of exchange at September 30, 2022. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

Comparison of the Three Months Ended September 30, 2022 and 2021

Revenue. Our revenue increased by 16.1% to S$172.8 million (US$120.5 million) for the three months ended September 30, 2022 from S$148.8 million for the three months ended September 30, 2021 primarily due to a 13.0% increase in revenue from providing omnichannel Customer Experience (“CX”) solutions, and a 32.2% increase in revenue from providing sales and digital marketing services.

•

Our revenues from omnichannel CX solutions increased by 13.0% to S$100.9 million (US$70.4 million) from S$89.3 million for the same period of 2021 primarily due to higher business volumes driven by the expansion of existing campaigns by clients in the fintech and technology verticals. In addition, business volumes of our key travel and hospitality clients continue to gain recovery momentum following the reopening of borders during the first half of 2022.

•

Our revenues from sales and digital marketing services increased by 32.2% to S$42.8 million (US$29.8 million) from S$32.4 million for the same period of 2021 primarily due to the expansion of existing campaigns for our key digital advertising and media clients.

•

Our revenues from content, trust and safety services increased by 6.4% to S$28.1 million (US$19.6 million) from S$26.4 million for the same period of 2021 primarily due to an increase in business volumes.

•

Our revenues from our other service fees increased by 38.5% to S$1.0 million (US$0.7 million) from S$0.7 million for the same period of 2021 primarily due to higher business volumes from existing clients and higher contribution from new clients.

The following table sets forth our service provided by amount for the three months ended September 30, 2022 and 2021.

	For the three months ended September 30,
	2022		2021
	US$’000	S$’000	S$’000
Revenue by service
Omnichannel CX solutions *	70,364	100,902	89,320
Sales and digital marketing	29,846	42,799	32,371
Content, trust and safety *	19,566	28,058	26,377
Other service fees * #	705	1,011	730

Total revenue	120,481	172,770	148,798

*

In the second quarter of 2022, we renamed our “content monitoring and moderation” services as “content, trust and safety” services which entailed some reclassification of certain of our revenues from our omnichannel CX solutions services and our other service fees into content, trust and safety services. Accordingly, we reclassified our segment revenues for all periods presented herein on a comparable basis except where otherwise noted. See “Segment Reclassification” below.

#	Other service fees comprise revenue from other business process services and revenue from other services.

Employee Benefits Expense. Our employee benefits expense increased by 29.7% to S$112.3 million (US$78.3 million) from S$86.6 million for the same period of 2021 due to higher employee count, employee wage adjustments pursuant to dynamics of the talent markets that we operate in and cost of living inflation, and share-based payment expense arising from the implementation of our performance share plan in November 2021. Our average number of employees in the third quarter of 2022 increased 24.5% compared to the same period of 2021 as a result of business volumes expansion of current campaigns over the course of 2022, and staffing requirements of new campaign launches in the first half of 2022.

Depreciation Expense. Our depreciation expense decreased slightly by 1.9% to S$10.2 million (US$7.1 million) from S$10.4 million for the same period of 2021 primarily due to certain office renovation assets in Singapore, Thailand and Philippines being fully depreciated during the period. These were partially offset by depreciation on capital expenditures invested in new and expansion capacities to support the growth of our business.

Rental and Maintenance Expense. Our rental and maintenance expense increased by 28.4% to S$2.6 million (US$1.8 million) from S$2.1 million for the same period of 2021 primarily due to rental expenses incurred in new site set up in Korea. In addition, we had to increase our leasing of computer equipment to cope with the growth in our key clients’ campaigns in the Philippines, Thailand and Malaysia.

Recruitment Expense. Our recruitment expense expanded by 47.0% to S$4.5 million (US$3.1 million) from S$3.0 million for the same period of 2021 primarily due to accelerated hiring activities thereby raising hiring costs to support the campaign needs in our Malaysia and Singapore offices.

Transport and Travelling Expense. Our transport and travelling expense decreased by 14.6% to S$0.4 million (US$0.3 million) from S$0.5 million for the same period of 2021 mainly due to lower accommodation and transportation expenses.

Telecommunication and Technology Expense. Our telecommunication and technology expense increased by 27.6% to S$3.1 million (US$2.1 million) from S$2.4 million for the same period of 2021 primarily in tandem with business volume expansion of our existing campaigns and new projects’ launches.

Interest Expense. Our interest expense decreased by 84.1% to S$0.4 million (US$0.3 million) from S$2.7 million for the same period of 2021 primarily due to reduced bank borrowings during the period.

Other Operating Expense. Our other operating expense increased by 40.7% to S$5.6 million (US$3.9 million) from S$4.0 million for the same period of 2021 primarily due to additional fees incurred in the Philippines arising from the unit exceeding the work-from-home cap imposed by the local fiscal incentive administrative body, and increased legal, compliance and professional fees.

Share of Profit from an Associate. Our share of profit from an associate was insignificant for the three months ended September 30, 2022 and 2021.

Interest Income. Our interest income increased by 936.1% to S$1.2 million (US$0.9 million) from S$0.1 million for the same period of 2021 primarily due to an increase in interest-bearing deposits.

Other Operating Income. Our other operating income increased by 164.9% to S$6.8 million (US$4.7 million) from S$2.6 million for the same period of 2021 primarily due to foreign exchange gains recognized.

Profit Before Income Tax. As a result of the foregoing, our profit before income tax increased by 4.6% to S$41.7 million (US$29.1 million) from S$39.9 million for the corresponding period of 2021.

Income Tax Expenses. Our income tax expenses increased by 11.9% to S$10.8 million (US$7.5 million) from S$9.7 million for the same period of 2021. The higher income tax expenses were mainly due to higher taxes from our subsidiary in Malaysia as a result of a one-off “prosperity tax” enacted by the local government for fiscal 2022 for the Malaysian operations, suspension of the income tax break previously availed to the Philippines unit arising from the unit exceeding the work-from-home cap imposed by the local fiscal incentive administrative body and higher taxable profits of our subsidiaries in the Philippines and Thailand.

Profit for the Period. As a result of the foregoing, our profit for the period increased by 2.3% to S$30.9 million (US$21.6 million) from S$30.2 million for the same period of 2021.

Share Repurchase Program

On March 14, 2022, we announced that the board of directors had approved a US$30.0 million share repurchase program. The share repurchase program commenced on March 14, 2022. The repurchase program has no expiration date and may be suspended, modified or discontinued at any time without prior notice. We expect to fund repurchases under this program with our existing cash balance.

Our proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations and its insider trading policy. Our board of directors will review the share repurchase program periodically and may authorize adjustment of its terms and size. We did not make any repurchase of ADSs in the year ended December 31, 2021.

From July 1, 2022 to November 21, 2022, we purchased 352,489 ADSs at a cost of US$3.0 million.

Warrant Agreement with Airbnb

On September 2, 2022, we entered into a warrant agreement with Airbnb Ireland Unlimited Company (“Airbnb”), whereby TDCX Inc. granted Airbnb warrants to purchase up to 490,000 of the TDCX Inc.’s American Depositary Shares subject to vesting, adjustment and other terms and conditions set forth therein. The vesting of the warrants is subject to satisfaction of certain fee milestones with respect to services provided to Airbnb under the Master Services Agreement which commenced August 1, 2021.

Subsequent Event

On October 13, 2022, we completed the restructuring of our Hong Kong associated company into a wholly-owned subsidiary. This was funded from our existing cash balance and we believe that such a restructuring enables TDCX Inc. and its subsidiaries (the “Group”) to better tap into opportunities in the Greater China area. The financial impact is not expected to be material.

Segment Reclassification

In the second quarter of 2022, we renamed our “content monitoring and moderation” services as “content, trust and safety” services. The change reflects the industry’s broader view that content moderation services are part of a larger group of services that includes other trust and safety related services and helps enhance our ability to track our performance.

Our content, trust and safety services are comprised of content moderating and monitoring services, trust and safety services and data annotation services. Content moderation and monitoring service involves the review of content submission for violation of terms of use or non-compliant with the specifications and guidelines provided by our clients. Trust and safety services entails our dedicated and trained resources in assisting our clients to verify, detect and prevent incidences of fraudulent use of clients’ tools so as to promote users’ confidence in using our clients’ platforms and tools. Data annotation services provided by us serves to support the development of our clients’ efforts in machine learning and automation initiatives and projects.

Revenue for trust and safety related services that were previously classified under omnichannel CX solutions and other service fees respectively, which can currently be reasonably identified and quantified, will now be reported as content, trust and safety services.

Reclassifications and comparative figures

In prior periods, we reported foreign exchange gains or losses on a net basis under “other operating expenses” line item. Commencing from the third quarter of 2022, foreign exchange gains for the relevant quarter is reported under “other operating income” line item while foreign exchange losses for the relevant quarter is reported under “other operating expenses” line item. Accordingly, reclassifications relating to foreign exchange gains and losses have been made to prior period’s financial statements to enable comparability with the current period’s financial statements and therefore, certain line items have been amended in the unaudited condensed interim consolidated statement of profit or loss and other comprehensive income. Comparative figures have been adjusted to conform to the current period’s presentation. The items were reclassified as follows:

	Previously reported	After reclassification
	S$’000	S$’000

For the three months ended September 30, 2021:
Other operating income	1,020	2,558
Other operating expenses	(2,434)	(3,972)

For the nine months ended September 30, 2021:
Other operating income	3,764	5,640
Other operating expenses	(8,578)	(10,454)

NON-IFRS FINANCIAL MEASURES

EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income margin and Adjusted EPS are non-IFRS financial measures. TDCX monitors EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income margin and Adjusted EPS because they assist the Company in comparing its operating performance on a consistent basis by removing the impact of items not directly resulting from its core operations.

EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin

“EBITDA” represents profit for the period before interest expense, interest income, income tax expense, and depreciation expense. “EBITDA margin” represents EBITDA as a percentage of revenue. “Adjusted EBITDA” represents profit for the period before interest expense, interest income, income tax expense, depreciation expenses, and equity-settled share-based payment expense incurred in connection with our Performance Share Plan. “Adjusted EBITDA margin” represents Adjusted EBITDA as a percentage of revenue.

	For the three months ended September 30,
	2022			2021
	US$’000	S$’000	Margin	S$’000	Margin
Revenue	120,481	172,770	—	148,798	—
Profit for the period and net profit margin	21,564	30,923	17.9%	30,233	20.3%
Adjustments for:
Depreciation expense	7,118	10,207	5.9%	10,409	7.0%
Income tax expenses	7,531	10,799	6.3%	9,653	6.5%
Interest expense	299	429	0.2%	2,703	1.8%
Interest income	(860)	(1,233)	(0.7%)	(119)	(0.1%)
EBITDA and EBITDA margin	35,652	51,125	29.6%	52,879	35.5%
Adjustment:
Equity-settled share-based payment expense	2,676	3,837	2.2%	—	—
Adjusted EBITDA and Adjusted EBITDA margin	38,328	54,962	31.8%	52,879	35.5%

	For the nine months ended September 30,
	2022			2021
	US$’000	S$’000	Margin	S$’000	Margin
Revenue	339,923	487,449	—	400,435	—
Profit for the period and net profit margin	55,737	79,928	16.4%	74,996	18.7%
Adjustments for:
Depreciation expense	20,264	29,059	6.0%	30,248	7.6%
Income tax expenses	20,291	29,097	6.0%	19,687	4.9%
Interest expense	967	1,387	0.3%	6,450	1.6%
Interest income	(1,340)	(1,922)	(0.4%)	(293)	(0.1%)
EBITDA and EBITDA margin	95,919	137,549	28.2%	131,088	32.7%
Adjustment:
Equity-settled share-based payment expense	10,706	15,352	3.1%	—	—
Adjusted EBITDA and Adjusted EBITDA margin	106,625	152,901	31.4%	131,088	32.7%

Adjusted Net Income and Adjusted Net Income margin

“Adjusted Net Income” represents profit for the period before equity-settled share-based payment expense incurred in connection with our Performance Share Plan, net of any tax impact of such adjustments. “Adjusted Net Income margin” represents Adjusted Net Income as a percentage of revenue.

	For the three months ended September 30,
	2022			2021
	US$’000	S$’000	Margin	S$’000	Margin
Profit for the period and net profit margin	21,564	30,923	17.9%	30,233	20.3%
Adjustment for:
Equity-settled share-based payment expense	2,676	3,837	2.2%	—	—
Adjusted Net Income and Adjusted Net Income margin	24,240	34,760	20.1%	30,233	20.3%

	For the nine months ended September 30,
	2022			2021
	US$’000	S$’000	Margin	S$’000	Margin
Profit for the period and net profit margin	55,737	79,928	16.4%	74,996	18.7%
Adjustment for:
Equity-settled share-based payment expense	10,706	15,352	3.1%	—	—
Adjusted Net Income and Adjusted Net Income margin	66,443	95,280	19.5%	74,996	18.7%

Adjusted EPS

“Adjusted EPS” represents earnings available to shareholders excluding the impact of equity-settled share-based payment expense. Adjusted EPS is calculated as earnings available to shareholders excluding the impact of equity-settled share-based payment expense divided by the diluted weighted-average number of shares outstanding.

	For the three months ended September 30,
	2022				2021
	Amount	Per Share	Amount	Per Share	Amount	Per Share
	US$’000	US$	S$’000	S$	S$’000	S$
Earnings available to shareholders and EPS	21,563	0.14	30,922	0.21	30,232	0.24
Adjustments for:
Equity-settled share-based payment expense	2,676	0.01	3,837	0.03	—	—
Earnings available to shareholders after adjustments and Adjusted EPS	24,239	0.15	34,759	0.24	30,232	0.24

	For the nine months ended September 30,
	2022				2021
	Amount	Per Share	Amount	Per Share	Amount	Per Share
	US$’000	US$	S$’000	S$	S$’000	S$
Earnings available to shareholders and EPS	55,736	0.38	79,926	0.55	74,995	0.61
Adjustments for:
Equity-settled share-based payment expense	10,706	0.07	15,352	0.11	—	—
Earnings available to shareholders after adjustments and Adjusted EPS	66,442	0.45	95,278	0.66	74,995	0.61

The Company believes that non-IFRS financial measures such as EBITDA, EBITDA margin, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted Net Income margin and Adjusted EPS help us to identify underlying trends in our operating results, enhancing our understanding of past performance and future prospects.

While the Company believes that the non-IFRS financial measures provide useful information to investors in understanding and evaluating the Company’s results of operations in the same manner as its management, the Company’s use of non-IFRS financial measures have limitations as analytical tools and you should not consider these in isolation or as a substitute for analysis of the Company’s results of operations or financial condition as reported under IFRS.

TDCX’s non-IFRS financial measures do not reflect all items of income and expense that affect the Company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-IFRS measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-IFRS financial measures to the nearest IFRS performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the company’s financial information in its entirety and not rely on any single financial measure.

The translation of Singapore Dollar amounts into United States Dollar amounts for the unaudited condensed interim consolidated statement of profit or loss and other comprehensive income above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.4340 to US$1.00, the approximate rate of exchange at September 30, 2022. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the nine months ended September 30,
	2022		2021
	US$’000	S$’000	S$’000
Revenue	339,923	487,449	400,435
Employee benefits expense	(224,226)	(321,540)	(242,009)
Depreciation expense	(20,264)	(29,059)	(30,248)
Rental and maintenance expense	(5,084)	(7,290)	(7,740)
Recruitment expense	(7,529)	(10,797)	(7,544)
Transport and travelling expense	(677)	(971)	(985)
Telecommunication and technology expense	(5,963)	(8,551)	(6,333)
Interest expense	(967)	(1,387)	(6,450)
Other operating expense	(9,039)	(12,962)	(10,454)
Share of profit from an associate	94	135	78
Interest income	1,340	1,922	293
Other operating income	8,420	12,076	5,640

Profit before income tax	76,028	109,025	94,683
Income tax expenses	(20,291)	(29,097)	(19,687)

Profit for the period	55,737	79,928	74,996
Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	1,219	1,747	(3,676)

Total comprehensive income for the period	56,956	81,675	71,320

Profit attributable to:
- Owners of the Group	55,736	79,926	74,995
- Non-controlling interests	1	2	1

	55,737	79,928	74,996

Total comprehensive income attributable to:
- Owners of the Group	56,955	81,673	71,319
- Non-controlling interests	1	2	1

	56,956	81,675	71,320

Basic earnings per share (in US$ or S$) (1)	0.38	0.55	0.61
Diluted earnings per share (in US$ or S$) (1)	0.38	0.55	0.61

(1)	Basic and diluted earnings per share

	For the nine months ended September 30,
	2022	2021
Weighted average number of ordinary shares for the purposes of basic earnings per share	145,425,637	123,500,000
Weighted average number of ordinary shares for the purposes of diluted earnings per share	145,425,637	123,500,000

The translation of Singapore Dollar amounts into United States Dollar amounts (“USD”) for the unaudited condensed interim consolidated statement of profit or loss and other comprehensive income above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.4340 to US$1.00, the approximate rate of exchange at September 30, 2022. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of September 30, 2022		As of December 31, 2021
	US$’000	S$’000	S$’000
ASSETS
Current assets
Cash and cash equivalents	269,485	386,441	313,147
Fixed and pledged deposits	4,633	6,644	8,860
Trade receivables	61,114	87,637	92,561
Contract assets	43,409	62,249	49,365
Other receivables	9,984	14,317	13,220
Financial assets measured at fair value through profit or loss	19,436	27,871	23,983
Income tax receivable	23	33	17

Total current assets	408,084	585,192	501,153

Non-current assets
Pledged deposits	404	579	456
Other receivables	5,762	8,263	4,771
Plant and equipment	28,517	40,893	39,709
Right-of-use assets	22,149	31,761	33,160
Deferred tax assets	1,692	2,427	1,943
Investment in an associate	316	453	318

Total non-current assets	58,840	84,376	80,357

Total assets	466,924	669,568	581,510

LIABILITIES AND EQUITY
Current liabilities
Other payables	37,136	53,253	39,096
Bank loans	381	547	13,847
Lease liabilities	11,411	16,363	14,550
Provision for reinstatement cost	2,369	3,397	3,663
Derivative financial liability	1,177	1,688	—
Income tax payable	12,160	17,437	14,715

Total current liabilities	64,634	92,685	85,871

Non-current liabilities
Bank loans	—	—	2,963
Lease liabilities	12,779	18,325	21,361
Provision for reinstatement cost	3,535	5,069	4,384
Derivative financial liability	2,578	3,697	—
Defined benefit obligation	1,519	2,178	1,718
Deferred tax liabilities	357	512	1,507

Total non-current liabilities	20,768	29,781	31,933

Capital, reserves and non-controlling interests
Share capital	13	19	19
Reserves	160,885	230,708	227,181
Retained earnings	220,609	316,353	236,486

Equity attributable to owners of the Group	381,507	547,080	463,686
Non-controlling interests	15	22	20

Total equity	381,522	547,102	463,706

Total liabilities and equity	466,924	669,568	581,510

The translation of Singapore Dollar amounts into United States Dollar amounts for the unaudited condensed interim consolidated statement of financial position above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.4340 to US$1.00, the approximate rate of exchange at September 30, 2022. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.

UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	For the nine months ended September 30,
	2022		2021
	US$’000	S$’000	S$’000
Operating activities
Profit before income tax	76,028	109,025	94,683
Adjustments for:
Depreciation expense	20,264	29,059	30,248
Gain on early termination of right-of-use assets	—	—	(84)
Reversal of allowance on trade and other receivables	—	—	(488)
Changes in fair value of derivatives	—	—	193
Equity-settled share-based payment expense	10,706	15,352	—
Provision for reinstatement cost	694	995	(2)
Bank loan transaction cost	29	41	464
Interest income	(1,340)	(1,922)	(293)
Interest expense	967	1,387	6,450
Retirement benefit service cost	395	566	464
(Gain) / Loss on disposal of plant and equipment	(1)	(1)	155
Share of profit from an associate	(94)	(135)	(78)

Operating cash flows before movements in working capital	107,648	154,367	131,712

Trade receivables	499	716	(22,526)
Contract assets	(11,283)	(16,180)	(3,798)
Other receivables	(1,672)	(2,399)	(4,117)
Other payables	13,547	19,427	5,493

Cash generated from operations	108,739	155,931	106,764

Interest received	1,340	1,922	293
Income tax paid	(19,259)	(27,617)	(22,003)

Net cash from operating activities	90,820	130,236	85,054

Investing activities
Purchase of plant and equipment	(13,599)	(19,501)	(18,268)
Proceeds from sales of plant and equipment	35	50	106
Payment for restoration of office	—	—	(431)
Increase in fixed deposits	1,210	1,735	645
Increase in pledged deposits	—	—	(12)
Dividend income from associate	—	—	13
Investment in financial assets measured at fair value through profit or loss	—	—	(23,754)

Net cash used in investing activities	(12,354)	(17,716)	(41,701)

Financing activities
Dividends paid	(29)	(41)	(176)
Drawdown of bank loan	—	—	252,654
Distribution to founder	—	—	(252,033)
Repayment of lease liabilities	(10,060)	(14,426)	(14,795)
Interest paid	(148)	(212)	(5,104)
Repayment of bank loan	(11,321)	(16,234)	(15,208)
Repurchase of American Depositary Shares	(9,477)	(13,590)	—
Proceeds from issuance of shares	—	—	16

Net cash used in financing activities	(31,035)	(44,503)	(34,646)

Net increase in cash and cash equivalents	47,431	68,017	8,707
Effect of foreign exchange rate changes on cash held in foreign currencies	3,681	5,277	(1,631)
Cash and cash equivalents at beginning of period	218,373	313,147	59,807

Cash and cash equivalents at end of period	269,485	386,441	66,883

The translation of Singapore Dollar amounts into United States Dollar amounts for the unaudited condensed interim consolidated statement of cash flows above are included solely for the convenience of readers outside of Singapore and have been made at the rate of S$1.4340 to US$1.00, the approximate rate of exchange at September 30, 2022. Such translations should not be construed as representations that the Singapore Dollar amounts could be converted into USD at that or any other rate.